SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of January, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                STRICTY EMBARGOED - 24TH JANUARY, 2007 - 07.00AM


                  RYANAIR START 5 NEW ROUTES FROM DUBLIN TODAY

                 ALMERIA, BILLUND, RZESZOW, SEVILLE AND VITORIA



Ryanair, Europe's largest low fares airline today (24th Jan) based its 18th aircraft in Dublin and started flights to Billund (Denmark), Rzeszow (Poland), Almeria, Seville and Vitoria. Ryanair will add 2 further aircraft and open 9 more routes from Dublin before May.

Speaking today, Peter Sherrard, Ryanair's Head of Communications said:

        "Ryanair's low fares revolution is delivering record tourism growth by reducing the cost of travel for Irish passengers and visitors. 9M passengers will save EUR400M on our 73 routes to/from Dublin in the coming year.

        "Ryanair now serves 11 Spanish destinations and 7 Polish destinations from Dublin. Today's new route to Billund is also the first low fare route between Ireland and Denmark.

        "To celebrate these new destinations, Ryanair is releasing half a million seats from Dublin to Europe for just EUR9.99 all in. We urge passengers to book today on www.ryanair.com".




Ends:                           Wednesday, 24th January, 2007


For further information:

Peter Sherrard - Ryanair
Tel: 00 353 1 812 1228

Pauline McAlester - Murray Consultants
Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  24 January 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director